Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a press release entitled “PLDT added to pioneer sustainability-based equity fund holdings”.

May 23, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:  Ms. Alexandra D. Tom Wong

            OIC-Disclosure Department

SECURITIES & EXCHANGE COMMISSION

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention:  Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Form 4-31 regarding a press release attached thereto entitled “PLDT added to pioneer sustainability-based equity fund holdings”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Abner Tito L. Alberto

Abner Tito L. Alberto

Assistant Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,495 As of April 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	May 23, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT

PLDT Inc.

TEL

PSE Disclosure Form 4-31 – Press Release References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Press release entitled “PLDT added to pioneer sustainability-based equity fund holdings”.
Background/Description of the Disclosure

PLDT Inc. (PLDT) has been included in the ATR Asset Management (ATRAM) Philippine Sustainable Development and Growth Fund (PSDGF) into its investment portfolio. ATRAMs’ PSDGF is considered a pioneer in incorporating the United Nation Sustainable Development Goals (SDGs) into its investment portfolio. The Fund, established in February 2021, aims to achieve capital growth by investing locally in equities of companies whose products and services are considered by the investment manager as contributing to the positive environmental or social change, thereby making an impact on the sustainable development and growth of the economy.

PLDT is the only telco in the Fund’s top three holdings.

The unit investment trust fund aims to draw in investors who are eyeing local equity securities with a long-term outlook and an aggressive profile.

Other Relevant Information
Please refer to attached disclosure.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,495 As of April 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	May 23, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 9 (Other events)

Attached hereto is a Press Release entitled “PLDT added to pioneer sustainability-based equity fund holdings”.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Abner Tito L. Alberto

Abner Tito L. Alberto

Assistant Corporate Secretary

May 23, 2022

PLDT pressrelease

PLDT added to

pioneer sustainability-based equity fund holdings

Manila, Philippines, 23rd May 2022 – PLDT Inc. (PLDT) (PSE: TEL) (NYSE: PHI), the country’s largest fully integrated telecommunications and digital services company, has been included in the ATR Asset Management (ATRAM) Philippine Sustainable Development and Growth Fund (PSDGF). ATRAM’s PSDGF is considered a pioneer in incorporating the United Nation Sustainable Development Goals (SDGs) into its investment portfolio. The Fund, established in February 2021, aims to achieve capital growth by investing locally in equities of companies whose products and services are considered by the investment manager as contributing to the positive environmental or social change, thereby making an impact on the sustainable development and growth of the economy.

Following the fund’s annual review on its second year, PLDT was added to the fund’s holdings with a weight of 7%, following Century Pacific Food Inc. with a weight of 7.4%. PLDT is the only telco in the fund’s top three holdings.

“We are very pleased with our inclusion in ATRAM’s sustainability-based equity investment portfolio as it recognizes the PLDT Group’s long-term commitment to sustainable business practices. While much still needs to be done, this affirms that our efforts and plans to address environmental, social and governance issues are directed towards areas that matter. Even as we ramp up initiatives to ensure the best customer experience and pursue improvement in our profitability, we are doing so without forgetting our responsibility as a steward of the planet for the next generation,” said Melissa Vergel de Dios, First Vice President and Chief Sustainability Officer at PLDT.

As part of its annual portfolio review, ATR Asset Management handpicks 20 firms listed in the local bourse that are seen to be contributing to positive environmental, economic, and social change. The fund manager measures specific outcomes or performance of companies based on SDGs grouped into wellness, progress, and fairness.

The unit investment trust fund aims to draw in investors who are eyeing local equity securities with a long-term outlook and an aggressive profile. The market has shown an appetite for companies that have integrated sustainability into their business. The fund grew 21% in 2021 outpacing the bellwether PSE Index by more than 18%.

PLDT has been making strides in its sustainability push. PLDT and its wireless arm, Smart Communications, Inc. (Smart), are the only telecommunication companies that are members of the Stakeholders’ Chamber on the Sustainable Development Goals initiated by the National Economic Development Authority (NEDA). It is also a member of the Global Compact Network Philippines, the local chapter of the United Nations Global Compact (UNGC).

With the support of the Board led by Chairman Manuel V. Pangilinan, PLDT and Smart President and CEO Alfredo S. Panlilio has identified sustainability as one of the key fulcrums that underpin the group’s strategy. Under his leadership the company is embarking on a decarbonization journey that aims to reduce its Scope 1 and 2 greenhouse gas (GHG) emissions by around 40% by 2030.

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For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest fully integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

For more information, visit: www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Abner Tito L. Alberto
Name	:	Abner Tito L. Alberto
Title	:	Assistant Corporate Secretary

Date:  May 23, 2022